

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-mail</u>
Mr. John Ryan
Chief Financial Officer
Bonds.com Group, Inc.
1500 Broadway – 31st Floor
New York, NY 10036

> **Re: Bonds.com Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 0-51076**

Dear Mr. Ryan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

1. We note your disclosure regarding your disagreement with your predecessor auditors. Please provide us with a more detailed discussion of the nature of your disagreement. In your response, tell us how you accounted for your Series D Convertible Preferred Stock and explain to us how that accounting differs from your accounting for your Series E, E-1 and E-2 Convertible Preferred Stock. Finally, tell us what the impact would be on your financial statements if you were to account for your Series E, E-1 and E-2 Convertible Preferred Stock in a manner similar to the accounting for your Series D Convertible Preferred Stock.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant